UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended April 30, 2003

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

COMMISSION FILE NUMBER 333-50199

RWD TECHNOLOGIES, INC.

AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN

(formerly known as RWD TECHNOLOGIES, INC. 1997 EMPLOYEE STOCK PURCHASE PLAN)

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

RWD TECHNOLOGIES, INC.

(Name of issuer of the securities held pursuant to the plan)

5521 Research Park Drive, Baltimore, Maryland 21228

(formerly 10480 Little Patuxent Parkway, Columbia, Maryland 21044)

(Address of principal executive office)

REQUIRED INFORMATION

(a)	Financial Statements of the Plan, as of April 30, 2003 (beginning on the next page of this document)

(b)	Exhibits

	23.01	Consent of Independent Public Accountants (filed herewith)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Board of Directors of RWD Technologies, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RWD TECHNOLOGIES, INC.
AMENDED AND RESTATED
EMPLOYEE STOCK PURCHASE PLAN

Date: July 18, 2003	By:	/s/ Laurens MacLure, Jr.
Laurens MacLure, Jr., Vice President, General Counsel and Secretary

FINANCIAL STATEMENTS AND

INDEPENDENT AUDITORS’ REPORT

RWD TECHNOLOGIES, INC.

AMENDED AND RESTATED

EMPLOYEE STOCK PURCHASE PLAN

APRIL 30, 2003, 2002 AND 2001

RWD Technologies, Inc.

Amended and Restated Employee Stock Purchase Plan

INDEPENDENT AUDITORS’ REPORT

To the Trustee and Administrators of the

RWD Technologies, Inc. Amended and Restated

Employee Stock Purchase Plan

We have audited the accompanying statements of net assets available for plan benefits of RWD Technologies, Inc. Amended and Restated Employee Stock Purchase Plan as of April 30, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the years then ended.  These financial statements are the responsibility of the administrators.  Our responsibility is to express an opinion on these financial statements based on our audits.  The financial statements for the year ended April 30, 2001, were audited by other auditors whose report, dated July 21, 2001, on those statements was unqualified.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of RWD Technologies, Inc. Amended and Restated Employee Stock Purchase Plan as of April 30, 2003 and 2002, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Baltimore, Maryland

June 3, 2003

RWD Technologies, Inc.

Amended and Restated Employee Stock Purchase Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

April 30, 2003 and 2002

	2003	2002

Receivable from employer	$26,716	$10,512

Net assets available for plan benefits	$26,716	$10,512

See notes to financial statements

RWD Technologies, Inc.

Amended and Restated Employee Stock Purchase Plan

STATEMENTS OF CHANGES IN NET ASSETS

AVAILABLE FOR PLAN BENEFITS

Years ended April 30, 2003, 2002 and 2001

	2003	2002	2001

Increases (decreases)
Participant contributions	$289,863	$450,117	$838,201
Interest earned	—	10,759	26,052
Terminations and withdrawals	(62,110)	(108,314)	(168,843)
Conversion into shares of common stock	(211,549)	(345,237)	(693,116)

NET INCREASE	16,204	7,325	2,294

Net assets available for plan benefits, beginning of year	10,512	3,187	893

Net assets available for plan benefits, end of year	$26,716	$10,512	$3,187

See notes to the financial statements

RWD Technologies, Inc.

Amended and Restated Employee Stock Purchase Plan

NOTES TO FINANCIAL STATEMENTS

April 30, 2003 and 2002

NOTE A - PLAN DESCRIPTION

The RWD Technologies, Inc. Amended and Restated Employee Stock Purchase Plan (the Plan), formerly known as the RWD Technologies, Inc. 1997 Employee Stock Purchase Plan, was approved by the shareholders of RWD Technologies, Inc. (the Employer) effective March 14, 1997 to enable eligible employees of the Employer and certain of its subsidiaries to purchase shares of the Employer’s common stock through after-tax payroll deductions.  The Plan is intended to benefit the Employer by increasing the employees’ interest in the Employer’s growth and success, and encouraging employees to remain employees of the Employer or its subsidiaries.  The Plan is a defined contribution plan covering substantially all of the employees of the Employer and certain of its subsidiaries.  The Plan is governed by Section 423 of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  More details regarding the Plan provisions may be found in the Plan document.

As of April 30, 2003, the total number of shares of $0.10 par value common stock of the employer that are registered for purchase by participants is 875,000.  There are no other investment options for participants.

Any regular full-time employee, regular part-time employee with medical benefits, temporary employee or contract employee of the Employer or certain of its subsidiaries may participate in the Plan, provided that, prior to the commencement of each payroll deduction period, they have completed an enrollment form and are scheduled to work at least 30 hours per week and at least five months per year.

A payroll deduction period is determined at the discretion of the Compensation Committee of the Employer’s Board of Directors (the Administrator).  For the years ended April 30, 2003, 2002 and 2001, there were two deduction periods: May 1 through October 31 and November 1 through April 30.

Participants contribute after-tax payroll deductions of between 1 and 10 percent of their base salary and overtime pay.  The Employer does not provide a matching or discretionary contribution.  Contributions for the years ended 2002 and 2001 earned interest on a monthly compounded rate set by the Administrator.  No interest was paid on contributions during the plan year ended 2003.  Participants’ payroll deductions are accumulated during the payroll deduction period.  All shares purchased are deposited in the participant’s account at the Agent Broker.  Any contributions that are not converted into shares at the last day of the payroll deduction period are carried over into the subsequent payroll deduction period.

Participants are not permitted to purchase common stock in any one calendar year having an aggregate fair market value in excess of $25,000, determined as of the first trading date of the payroll deduction period as to shares purchased during such period.

All funds contributed to the Plan may be used by the Employer for any corporate purpose until applied to the purchase of common stock or refunded to the participant.  Funds are commingled with other general corporate funds and are not segregated by the Employer.

In the event of a participant’s termination, death or retirement, any remaining account balance will be distributed to the participant or his/her estate.

The Plan may be terminated at any time by the Company’s Board of Directors, except with regards to the Company being acquired by, or merged with any company, as noted in the Plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statements

The accompanying financial statements are presented on the accrual basis of accounting.  The Employer performs various administrative services for the Plan, including maintenance of participants’ payroll records.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Income Tax Status

The Plan Administrator believes that the Plan is currently designed and being operated in compliance with Section 423 of the Internal Revenue Code as of the financial statement date.

NOTE C - SUBSEQUENT EVENT

As of April 29, 2003, The Board of Directors of the Company has decided to terminate and distribute the net assets of the Plan effective May 1, 2003.

EXHIBIT 23.01

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We hereby consent to the inclusion of our report dated June 3, 2003 in Form 11-K RWD Technologies, Inc., Amended and Restated Employee Stock Purchase Plan for the plan year ended April 30, 2003.

/s/ Reznick Fedder & Silverman

Baltimore, Maryland
July 18, 2003